

August 25, 2022

Jonathan Baliff
Chief Financial Officer
Redwire Corporation
8226 Philips Highway, Suite 101
Jacksonville, Florida 32256

  Re: Redwire Corporation
   Form 10-K for the Fiscal Year Ended December 31, 2021
   Filed April 11, 2022
   Form 8-K
   Furnished August 10, 2022
   File No. 001-39733

Dear Mr. Baliff:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Supplemental Non-GAAP Information, page 50

1. We note that you present a Pro Forma Adjusted EBITDA measure which appears to represent the incremental results of a full period of operations assuming the entities acquired during the periods presented were acquired from January 1 of the year in which they occurred. Please explain to us how you calculated or determine the pro forma impact, specifically whether you considered pro forma adjustments made in accordance with Article 11 of Regulation S-X in your amounts.

Form 8-K furnished on August 10, 2022

Exhibit 99.1 Earnings Release, page 7

2.   We note that your disclosure of Free Cash Flow presented in your earnings release is
        calculated as Adjusted EBITDA less capital expenditures and changes in net working
        capital. Please note that free cash flow is typically calculated as cash flows from
        operating activities as presented in the statement of cash flows under GAAP, less capital
        expenditures. In light of the significant differences between your free cash flow measure
        and that calculated as the typical free cash flow measure, please explain to us why you
        believe your measure is appropriately presented under Item 10(e) of Regulation S-K. In
        this regard, this measure should be reconciled to the most comparable GAAP measure,
        which appears to be cash flows from operating activities as presented in the statement of
        cash flows and should not be titled "free cash flow," as the measure differs significantly
        from the typical free cash flow definition. See Question 102.06 and 102.07 of the Staff's
        Compliance & Disclosure Interpretation on Non-GAAP Financial Measures, updated
        April 4, 2018. Also, please clearly explain to us how management uses this measure and
        why you believe it is useful to investors.

        In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
absence of action by the staff.

        You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-
3301 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing